Exhibit 99.1

JA Solar Commences Large-Volume Module Shipments from Bids Totaling 40MW with China Three Gorges New Energy Corporation

SHANGHAI, China, Dec. 17, 2012 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO), (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has commenced solar module shipments from successful bids totaling 40MW with China Three Gorges New Energy Corporation (“CTGNE”). The Company has signed supply agreements with subsidiaries of CTGNE for 40MW of modules, delivery of which is expected to be completed by the end of 2012.

The modules will be used in a utility-scale project in Ningxia province, China, which will be connected to the province’s power grid. The project will be the largest PV plant built in Ningxia in 2012 in terms of installed capacity.

Dr. Peng Fang, CEO of JA Solar, said, “China is one of the most important growth engines in the global solar industry, and this cooperation with a major utility company demonstrates JA Solar’s strong position there. The quality, reliability and affordability of JA Solar’s cells and modules, combined with our solid financial position, make us a clear choice for project developers. Our strong partnerships with developers in China, combined with our reputation for seamless execution on shipments, will form the foundation of JA Solar’s continued long-term growth in this promising market.”

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules which it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit: www.jasolar.com

The JA Solar Holdings Co., Ltd. logo is available at: http://www.globenewswire.com/newsroom/prs/?pkgid=8631

CONTACT: In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

E-mail: jasolar@brunswickgroup.com